UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                                to

Commission File No. 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

MAGNA INTERNATIONAL INC.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

/s/ Marc Neeb
By:	Marc Neeb

Title:	Executive Vice-President, Chief Human Resources Officer

/s/ Robert Cecutti
By:	Robert Cecutti

Title:	Controller

Date: June 25, 2014

SUMMARY TABLE OF CONTENTS

Appendix 1	The Magna Group of Companies Retirement Savings Plans Audited Financial Statements as of December 31, 2013 and 2012

Exhibit

23.1                        Consent of Independent Registered Public Accounting Firm — BDO USA, LLP

Appendix I

The Magna Group of Companies Retirement Savings Plans

Financial Statements

Years Ended December 31, 2013 and 2012

The Magna Group of Companies Retirement Savings Plans

Report of Independent Registered Public Accounting Firm

To the Pension and Retirement Savings Committee of

The Magna Group of Companies

Retirement Savings Plans

Aurora, Ontario, Canada

We have audited the accompanying statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year), Reportable Transactions and Delinquent Participant Contributions as of and for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

June 25, 2014

The Magna Group of Companies Retirement Savings Plans

Statements of Net Assets Available for Benefits

(In thousands)

December 31	2013	2012

Assets

Investments, at fair value	$1,105,088	$831,361

Receivables
Employer	38,578	32,657
Participants	77	155
Notes receivable from participants	31,381	26,731

Total receivables	70,036	59,543

Net Assets Available for Benefits, at Fair Value	1,175,124	890,904

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	1,020	1,685

Net Assets Available for Benefits	$1,176,144	$892,589

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

(In thousands)

Year ended December 31,	2013	2012

Additions
Investment income
Interest and dividends	$5,869	$7,178
Net appreciation in fair value of investments (Note 3)	241,879	123,144
Contributions
Employer	53,818	45,134
Participants	58,954	46,915
Interest from notes receivable from participants	1,422	1,268

Total Additions	361,942	223,639

Deductions
Benefits paid to terminated employees	47,525	43,280
Benefits paid to participating employees	30,353	25,244
Loan expenses and other fees	509	342

Total Deductions	78,387	68,866

Net increase	283,555	154,773

Net transfers from other plans (Note 8)	—	11,736

Net Assets Available for Benefits, beginning of year	892,589	726,080

Net Assets Available for Benefits, end of year	$1,176,144	$892,589

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

1.              Description of the Plan

The following description of The Magna Group of Companies Retirement Savings Plans (the “Plan”) provides only general information. Participants should refer to the restated Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America, Inc. (the “Primary Employer”) and other participating subsidiaries and affiliates of the Primary Employer (collectively the “Employer”) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992. The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2011.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan agreement provides that the Plan may invest in common stock of Magna International Inc. (“Magna”), the parent company of the Primary Employer.

The Plan is administered by Magna and individuals (Trustees) appointed by the Board of Directors of Magna. Principal Trust Company (“Principal”) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment, and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit Sharing Eligibility

An employee is eligible to receive profit sharing contributions if the employee is employed at a participating employer on the last day of the Plan year and the employee has completed 1,000 hours of service in the Plan year.

Contributions and Automatic Enrollment

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 1% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the “Code”). The Employer may make a discretionary matching contribution. For the 2013 and 2012 plan year, the employer matching contribution was 50% of the first 6% of base earnings contributed by a participant. Employees may also defer 1% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer. Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employees are automatically enrolled after a 60-day opt out period. The Employer withholds an amount equal to a percentage of eligible employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Prior to January 1, 2013, the new hire automatic enrollment percentage was 3%. Effective January 1, 2013, the new hire automatic enrollment percentage increased to 6% of employee compensation (other than bonus pay) for non-union employees hired or rehired after January 1, 2013. Newly hired employees covered under a collective bargaining agreement, will be automatically enrolled at 3%.

Effective January 1, 2013, current employees who did not elect to make deferral contributions prior to December 31, 2012, were automatically enrolled at a 3% deferral percentage, and participants who were enrolled and contributing were automatically increased to a 3% deferral percentage if the participant was contributing at a rate that was less than 3%, until such time as the employee changes or stops the contribution.

An automatic increase feature will be effective January 1, 2014 in which the contribution percentage will be increased by 1% per year up to a maximum contribution percentage of 6% for participants making a contribution of less than 6% as of December 31, 2013, unless the employee changes or stops the contribution. The automatic increase does not apply to employees who are covered by a collective bargaining agreement.

The deferred profit sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on years of service and consolidated profits as determined by the Employer.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee contributions, Employer contributions, and Plan earnings in the case of the 401(k) portion of the Plan and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the deferred profit sharing portion of the Plan. Allocations of contributions and forfeitures in the deferred profit sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

Vesting

Vesting for the deferred profit sharing portion of the Plan occurs on the following schedule:

Number of full years of service	Vested Percentage

Less than 1	0%
1	30
2	40
3	60
4	80
5 and after	100

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the Plan year in which the amounts are allocated or re-allocated unless the participant has ceased before that time to be an

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

employee. Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon.

Forfeitures

For the deferred profit sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks. During 2013 and 2012, allocated forfeitures were $564 thousand and $2.6 million, respectively. As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $786 thousand and $533 thousand, respectively.

Plan Benefits

For the deferred profit sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, a percentage of vested benefits may also be distributed after 10 continuous years of service and/or upon reaching age 55. Distributions of Plan benefits are made to eligible participants in one lump-sum payment. Only vested balances of a participant’s profit sharing contribution account as of December 31, 2007 are eligible for in-service withdrawals.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan agreement.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding amounts related to the participant’s deferred profit sharing account. Participant note terms range from one to five years or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at the then current prime plus 2% as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly. As of December 31, 2013 outstanding notes receivable had interest rates ranging from 4.25% to 11.50%.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Common Stock (Employer Securities). For the deferred profit sharing portion of the Plan, 4/7th of the annual profit sharing contribution, as defined, is invested in Employer Securities, referred to as the non-participant-directed portion of

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

the Plan. The remaining portion of the annual profit sharing contribution is directed by the employee and may include investments in Employer Securities. Participants with a minimum of 3 years of service or upon attainment of age 55 may diversify up to 100% of Employer Securities held in their account. Voting rights are all retained by the trustee per the direction of the Employer.

Administrative Expenses

The Employer administers the Plan. The Employer pays certain administrative expenses of the Plan and the Employer also provides certain administrative services, which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined. Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions.

2.              Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Subsequent Events

Subsequent events have been evaluated by management through June 25, 2014, the date these financial statements were available to be issued.

Effective June 2, 2014, New Process Gear, Inc. became a participating Employer in the Plan and the New Process Gear, Inc. Deferred Pay Plan for UAW-Represented Employees (NPG Plan) was merged into the Plan. As a result, there was a transfer of approximately $10.2 million from the NPG Plan to the Plan on June 2, 2014.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable — Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Concentration of Investments

Included in investments at December 31, 2013 and 2012 are shares of the Employer’s securities amounting to $296 million and $177 million, respectively. This investment represents 26% and 21% of total investments at December 31, 2013 and 2012, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3.              Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

The Principal Stable Value Fund : Daily valued by the trustee, Union Bond & Trust Company, based on the underlying investments which consist primarily of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments. The Fund provides for daily redemptions at the reported NAV. Participants are permitted to redeem units at NAV on the valuation date. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  As of December 31, 2013, there were no reserves established against contract values for credit risk. The blended net crediting interest rate of this fund was 1.28% in 2013.

Guaranteed Investment Contracts (GICs): Valued at fair value by the insurance company based on contract value minus early withdrawal charges for discontinuance as defined in the investment contracts. In determining the reasonableness of the methodology, Plan management evaluates a number of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms while others are substantiated utilizing available market data. See Note 5 for additional information related to the GICs.

Pooled Separate Accounts (PSAs): Valued based on the underlying investments (i.e., common stock, mutual funds, short term securities). While the majority of the underlying assets values are based on quoted prices, the net asset value (NAV) of the pooled separate account is not publicly quoted. The NAV is reported by the fund managers as of the financial statement date based on recent transaction prices. With the exception of the U.S. Property Separate Account, the PSAs held by the Plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The Plan is permitted to redeem investment units at NAV on the measurement date. The PSA investments in any class can be transferred once every 30 days at the current NAV per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired.

The PSAs in the large U.S. equity investment class seek to invest a majority of assets in common stocks of companies with large market capitalizations (those with market capitalizations similar to S&P 500 Index) at the time of purchase.

The PSAs in the small/mid U.S. equity investment class seek to invest a majority of assets in common stocks of companies with medium or small market capitalizations (those with market capitalizations similar to S&P MidCap 400 Index or S&P SmallCap 600 Index) at the time of purchase.

The PSAs in the international equity investment class seek to invest a majority of assets in companies with principal securities which trade on a foreign exchange, with small to medium market capitalizations and that derive 50% or more of their total revenue from goods or services produced or sold outside of the United States.

The PSAs in the fixed income investment class invest primarily in fixed securities such as asset backed securities, commercial and residential mortgage backed securities, corporate bonds or

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

commercial real estate, which includes mortgage loans that are backed by the associated properties.

Common/Collective Trusts (CCTs): Valued at the net asset value (NAV) of the units held by the Plan which are based on the quoted market prices of the underlying securities of the funds. The unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Principal Trust Target Funds seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in a specific year. The Principal Trust Income Fund seeks current income and capital appreciation.

Employer Securities: Valued at the closing price quoted on a recognized securities exchange on the last business day of the Plan year.

Mutual Funds: Valued at quoted market prices of shares held by the Plan.

Life Insurance Policies: Valued at the cash surrender value of the individual policies.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy the Plan’s investments (in thousands).

	Fair Value Measurements
December 31, 2013	Level 1	Level 2	Level 3	Total

Stable value fund
Guaranteed investment contracts	$—	$—	$81,208	$81,208
Stable value collective investment trust	—	44,752	—	44,752

Total stable value fund	—	44,752	81,208	125,960

Pooled separate accounts
Large U.S. equity	—	178,449	—	178,449
Small/mid U.S. equity	—	77,129	—	77,129
International equity	—	62,786	—	62,786
Fixed income	—	76,683	—	76,683
Other	—	2,444	—	2,444

Total pooled separate accounts	—	397,491	—	397,491

Common/collective trusts
Balanced	—	201,454	—	201,454

Employer securities	296,318	—	—	296,318

Mutual funds
Large U.S. equity	17,365	—	—	17,365
Small/mid U.S. equity	40,565	—	—	40,565
International equity	4,745	—	—	4,745
Balanced	17,169	—	—	17,169
Fixed income	3,969	—	—	3,969

Total mutual funds	83,813	—	—	83,813

Life insurance policies	—	—	52	52

Investments, at fair value	$380,131	$643,697	$81,260	$1,105,088

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The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

	Fair Value Measurements
December 31, 2012	Level 1	Level 2	Level 3	Total

Guaranteed investment contracts	$—	$—	$133,962	$133,962

Pooled separate accounts
Large U.S. equity	—	131,460	—	131,460
Small/mid U.S. equity	—	45,319	—	45,319
International equity	—	54,246	—	54,246
Balanced	—	135,127	—	135,127
Fixed income	—	78,721	—	78,721
Other	—	1,585	—	1,585

Total pooled separate accounts	—	446,458	—	446,458

Employer securities	177,363	—	—	177,363

Mutual funds
Large U.S. equity	14,986	—	—	14,986
Small/mid U.S. equity	37,881	—	—	37,881
International equity	3,544	—	—	3,544
Balanced	17,118	—	—	17,118

Total mutual funds	73,529	—	—	73,529

Life insurance policies	—	—	49	49

Investments, at fair value	$250,892	$446,458	$134,011	$831,361

Investments classified within Level 3 consist of guaranteed investment contracts and life insurance policies. The tables below set forth a summary of changes in the fair values of the Plan’s Level 3 investments for the years ended December 31, 2013 and 2012 (in thousands).

	Level 3 Investments
Year ended December 31, 2013	Guaranteed Investment Contracts	Life Insurance Policies

Balance, beginning of year	$133,962	$49
Unrealized gains (losses) relating to instruments still held at the reporting date	394	—
Interest credited	1,131	—
Purchases	2,542	3
Sales	(56,821)	—

Balance, end of year	$81,208	$52

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

	Level 3 Investments
Year ended December 31, 2012	Guaranteed Investment Contracts	Life Insurance Policies

Balance, beginning of year	$126,119	$46
Unrealized gains (losses) relating to instruments still held at the reporting date	(1,815)	—
Interest credited	3,245	—
Purchases	48,354	3
Sales	(41,941)	—

Balance, end of year	$133,962	$49

Unrealized gains/(losses) from the guaranteed investment contract are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

Quantitative Information About Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of those inputs for the years ended December 31, 2013 and 2012:

December 31, 2013

Instrument	Fair Value (In Thousands)	Principal Valuation Technique	Unobservable Inputs	Range of Significant Values	Average Yield

Guaranteed Investment Contract	$81,208	Discontinuance (Surrender Value)	Contract Duration US Treasury Rate+ 1.50% Guaranteed Interest Rate	1.0 years - 3.0 years 1.61% - 2.27% 1.09% - 3.35%	2.48%

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The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

December 31, 2012

Instrument	Fair Value (In Thousands)	Principal Valuation Technique	Unobservable Inputs	Range of Significant Values	Average Yield

Guaranteed Investment Contract	$133,962	Discontinuance (Surrender Value)	Contract Duration US Treasury Rate+ 1.50% Guaranteed Interest Rate	0.25 years - 4.0 years 1.64% - 2.0315% .05% - 3.35%	2.48%

During 2013 and 2012, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows (in thousands):

Year ended December 31,	2013	2012

Pooled Separate Accounts	$79,008	$55,629
Common/Collective Trusts	25,368	—
Employer Securities	117,566	58,301
Mutual Funds	19,934	9,211
Life Insurance Policies	3	3

Net appreciation in fair value of investments	$241,879	$123,144

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows (in thousands):

December 31,	2013	2012

Principal Guaranteed Fixed Income Option	$81,208	$133,962
Magna International Inc. Common Stock	296,318	177,363
Principal Life Insurance Company:
Large Cap S&P 500 Index Separate Account	100,419	74,168
Principal Trust Target 2030 Fund	66,432	—
Principal Trust Target 2020 Fund	62,277	—
Diversified International Separate Account	60,805	54,246
LifeTime 2030 Separate Account	*	44,729
Bond and Mortgage Separate Account	*	53,696

*   Below 5% of net assets available for benefits.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

4.              Non-Participant-Directed Investments

The Magna International Inc. Common Stock includes both participant and non-participant-directed investments, which are co-mingled. Substantially all contributions and associated appreciation (depreciation), income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

December 31,	2013	2012

Magna International Inc. Common Stock	$296,318	$177,363

Year ended December 31,	2013	2012

Changes in net assets available for benefits
Dividend income	$3,947	$3,353
Net appreciation in fair value of investments	117,566	58,301
Employer contributions	19,613	14,953
Participant contributions	2,805	1,802
Net inter-fund transfers	(9,650)	(6,974)
Distributions to terminated employees	(10,097)	(8,754)
Distributions to participating employees	(5,229)	(1,535)

Increase in Net Assets Available for Benefits	$118,955	$61,146

5.              Guaranteed Investment Contracts

The Plan invests in the Guaranteed Fixed Income Option Fund Contract (GFIO), a guaranteed investment contract. The GFIO is a benefit responsive contract entered into with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The GFIO is valued at fair value for presentation in the Plan’s assets and is then adjusted to contract value in the statement of net assets available for benefits. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is that amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Certain events that may limit the ability of the Plan to transact at contract value are not probable of occurring.

The fair value of the GFIO represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting interest rates.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is a blended rate determined using a dollar-weighted average of all the Guaranteed Interest Rates of the Guaranteed Interest Funds under this contract. Under the terms of the existing contract, the interest rate can be reset on an annual or semiannual basis. The GFIO is a single group annuity contract with a fixed rate of interest. The average yield earned by the plan and credited to participants was 2.48% during 2013 and 2012.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

6.              Related Party Transactions

Certain Plan investments are shares of guaranteed investment contracts, stable value fund, common/collective trusts, pooled separate accounts and mutual funds managed by Principal. Principal is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the stock of the Employer.

7.              Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2012 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan document has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.              Plan Transfers

Effective November 1, 2012, Magna Car Top Systems of America, Inc. (CTS) became a participating Employer in the Plan and the Magna Car Top Systems of America, Inc. 401(k) Plan (CTS Plan) was merged into the Plan. As a result, there was a transfer of $2.5 million from the CTS Plan to the Plan on November 2, 2012.

Effective November 15, 2012, the employees of Magna E-Car Systems of America, Inc. and Magna E-Car USA LP Limited Partnership became eligible to participate in the Plan, and the Magna E-Car Systems, Inc. Retirement Savings Plan (E-Car Plan) was merged into the Plan, resulting in a transfer of $9.3 million from the E-Car Plan to the Plan on November 15, 2012.

9.              Delinquent Participant Contributions

The Employer failed to remit certain employee deferrals and loan repayments to the Plan in a timely manner according to DOL regulations during 2013 and 2012 aggregating $299 thousand and $993 thousand, respectively. The Employer has calculated lost earnings and deposited the lost earnings into the Plan for 2013 and 2012.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

10.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

December 31,	2013	2012

Net assets available for benefits per the financial statements	$1,176,144	$892,589
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,020)	(1,685)
Benefits payable to participants	(762)	(1,317)

Net Assets Available for Benefits per the Form 5500	$1,174,362	$889,587

The following is a reconciliation of the net increase in net assets per the financial statements to total income per the Form 5500 (in thousands):

Year ended December 31,	2013	2012

Net increase per the financial statements	$283,555	$154,773
2013 adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,020)	—
2012 adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,685	(1,685)
2011 adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(130)
Benefits payable to participants - end of year	(762)	(1,317)
Benefits payable to participants - prior year	1,317	691

Total Income per the Form 5500	$284,775	$152,332

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 98-0095901

Plan Number: 002

December 31, 2013

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value (In thousands)
(a)	(b)	(c)	(d)	(e)

	Stable Value Fund with Principal Life Insurance Company:

*	Union Bond & Trust Company	Principal Stable Value Fund	**	$44,752

*	Principal Life Insurance Company	Guaranteed Fixed Income Option	**	81,208

	Total Stable Value Fund			125,960

	Pooled Separate Accounts:
	Principal Life Insurance Company:
*	Large Cap S&P 500 Index Separate Account	1,171,454 units	**	100,419
*	Diversified International Separate Account	760,302 units	**	60,805
*	U.S. Property Separate Account	39,085 units	**	31,316
*	Bond and Mortgage Separate Account	37,400 units	**	45,366
*	Equity Income Separate Account	1,850,564 units	**	39,628
*	Large-Cap Growth I Separate Account	2,140,968 units	**	38,403
*	Small-Cap S&P 600 Index Separate Account	1,153,929 units	**	49,187
*	Mid Cap S&P 400 Index Separate Account	700,819 units	**	27,942
*	International Equity Separate Account	147,952 units	**	1,981
*	Principal Financial Group, Inc. Stock Separate Account	76,563 units	**	2,444

	Total Pooled Separate Accounts			397,491

	Common/Collective Trusts:
	Principal Trust Company:
*	Principal Trust Income Fund	299,844 units	**	4,264
*	Principal Trust Target 2010 Fund	937,213 units	**	15,689
*	Principal Trust Target 2020 Fund	3,366,323 units	**	62,277
*	Principal Trust Target 2030 Fund	3,396,333 units	**	66,432
*	Principal Trust Target 2040 Fund	1,819,481 units	**	37,027
*	Principal Trust Target 2050 Fund	761,979 units	**	15,765

	Total Common/Collective Trusts			201,454

	Employer Securities:
*	Magna International Inc.	3,610,994 Common Stock	183,511	296,318

	Mutual Funds:
	Munder Midcap Core Growth Y Fund	471,472 shares	**	20,273
	T. Rowe Price Capital Appreciation Fund	669,106 shares	**	17,169
	Eagle Small-Cap Growth R5 Fund	207,401 shares	**	12,094
	Vanguard Prime Cap Admiral Fund	181,396 shares	**	17,365
	Delaware Small-Cap Value I Fund	149,326 shares	**	8,198
	Dreyfus Bond Market Index Basic Fund	384,239 shares	**	3,969
	Oppenheimer Developing Markets Y Fund	126,314 shares	**	4,745

	Total Mutual Funds			83,813

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value (In thousands)
(a)	(b)	(c)	(d)	(e)

	Northwestern Mutual Life Insurance Company	Life insurance policies		52

*	Notes Receivable from Participants	Maturing at various dates at interest rates ranging from (4.25% to 10.25%)		31,381

	Total Investments per Form 5500			$1,136,469

*                 A party in interest as defined by ERISA.

**          The cost of participant-directed investments is not required to be disclosed.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4j - Schedule of Reportable Transactions

(In thousands)

EIN: 98-0095901

Plan Number: 002

Year ended December 31, 2013

Identity of Party Involved (a)	Description of Asset (number of transactions) (b)	Purchase Price (c)	Selling Price (d)	Lease Rental (e)	Expense Incurred With Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (i)

Magna International Inc. Common Stock
Purchase	1,080	$56,268	$—	—	—	$56,268	$56,268	$—
Sale	1,919	—	54,806	—	—	***	54,806	***

NOTES:

(1)            Magna International Inc. is a party-in-interest as defined by ERISA.

(2)            The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

(3)            Category (iii) - Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets. There were no category (i), (ii), or (iv) reportable transactions.

***Historical cost information not available.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

(In thousands)

EIN: 98-0095901

Plan Number: 002

Year ended December 31, 2013

Totals that Constitute Non-Exempt
Prohibited Transactions

Participant Contributions Transferred Late to the Plan (including loan repayments)	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2013 Contributions	$299	$—	$—	$—
2012 Contributions	—	993	—	—

* Voluntary Fiduciary Correction Program (DOL)